May 9, 2007

Jennifer R. Hardy

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington D.C., 20549-7070

Re: Ever-Glory International Group, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed March 15, 2007

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007

Filed March 16, 2007

File No. 0-28806

Dear Ms. Hardy:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (the “Company”) dated March 27, 2007. Responses to the Staff’s comments to the Revised Preliminary Information Statement on Schedule 14C, filed March 15, 2007, will be provided by separate letter.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 9, 2007

10-KSB

Forward-Looking Statements, page 3

Staff Comment 4.        Since Ever-Glory is a penny stock issuer, Every-Glory is ineligible to rely on the safe harbor provision under Section 21E of the Exchange Act or Section 27A of the Securities Act. See Section 21E(b)(a)(C) of the Exchange Act and Section 27A(b)(1)(C) of the Securities Act. As requested previously in comment 20 in our July 20, 2006 letter, please remove the reference to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Alternatively, make clear that Ever-Glory is ineligible to rely on the safe harbor provision.

Response:

The Company has amended the referenced section to remove the reference to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 in its amended Annual Report on Form 10-KSB/A, Amendment No. 1, filed with the Commission on May 9, 2007 (referred to in this letter as the “Amended Annual Report”).

Sources of Liquidity, page 22

Staff Comment 5.        Disclosure states that Ever-Glory has outstanding borrowings of $4,482,180 under a credit facility as of December 31, 2006. As requested previously in comment 18 in our July 20, 2006 letter, if a credit facility or other financial instrument requires Ever-Glory to satisfy specified financial ratios and tests, please state what the limits of all material financial ratios and tests are. Also indicate whether Ever-Glory is in compliance with them.

Response:

The Company has amended the referenced section in its Amended Annual Report to clarify that the credit facility does not require the Company to meet or maintain any financial ratios or tests.

Executive Compensation, page 28

Staff Comment 6.        Current disclosure requirements for executive and director compensation in a Form 10-KSB for fiscal years ending on or after December 31, 2006 are outlined in release No. 34-54302A. Based on these requirements, we have these comments:

•	Please include in the summary compensation table the information contained in Item 402(b)(1) of Regulation S-B, including a “Total ($)” column.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 9, 2007

•

Please provide the information specified in Item 402(f)(2) of Regulation S-B for the compensation of the directors in the tabular format that is specified in Item 402(f)(1) of Regulation S-B. Revise the disclosure under “Compensation of Directors” on page 29 to comply with the item’s requirements.

•

Instruction 4 to Item 402(a)(2) of Regulation S-B states that a column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table. Please consider revising the summary compensation table and preparing the director compensation table with this instruction in mind.

Response:

The Company has amended the referenced section in its Amended Annual Report to include the appropriate tables regarding executive and director compensation during 2006.

Certain Relationships and Related Transactions, page 30

Staff Comment 7.          Current disclosure requirements for related person transactions in a Form 10-KSB for fiscal years ending on or after December 31, 2006 also are outlined in release No. 34-54302A. Based on these requirements, we have these comments:

•	In the fourth paragraph, please identify the related company from which Ever-Glory borrowed $4,38,526 (sic) during 2006. See Item 402(a)(1) of Regulation S-B.
•

Based on disclosure in the seventh paragraph of the financial statements’ note 14, we assume that Ever-Glory borrowed $4,238,526 from the related company during 2006. Please reconcile the disclosure on the amount borrowed.

•

In the sixth paragraph, please identify the related company that owed Ever-Glory $2,467,955 as of December 31, 2006. See Item 402(a)(1) of Regulation S-B. See also paragraphs (a)(5) and (a)(6) of Regulation S-B.

•	In the ninth paragraph, please identify the related company that sold all of its shares in New-Tailun to Ever-Glory on November 9, 2006. See Item 402(a)(1) of Regulation S-B.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 9, 2007

Response:

The Company has amended the referenced section in its Amended Annual Report to include the appropriate tables regarding executive and director compensation during 2006.

Staff Comment 8.          Disclosures in the first and second paragraphs that Ever-Glory’s president and chief executive officer is the chief executive officer and majority shareholder of Jiangsu Ever-Glory International Group, which is the majority shareholder of Chuzhou Ever-Glory Enterprises Ltd. and that Ever-Glory subcontracted$2.7 million of manufacturing to these companies during 2006 are inconsistent with disclosure in the first paragraph of the financial statements’ note 14 that Ever-Glory subcontracted $2.7 million of manufacturing to “six related companies” during 2006. Please reconcile these disclosures.

Response:

The Company has amended the referenced paragraphs in its Amended Annual Report to reconcile the disclosures made in Note 14 to the financial statements and provide the appropriate disclosure regarding the related companies.

Staff Comment 9.          Disclosures in the second paragraph that Ever-Glory owed the related companies in the first paragraph $1.4 million as of December 31, 2006 under the subcontracting arrangements is inconsistent with disclosures in the third paragraph of the financial statements’ note 14 that Ever-Glory owed “seven related companies” $1.4 million as of December 31, 2006 for subcontracting work and inventory purchases made. Please reconcile these disclosures.

Response:

The Company has amended the referenced paragraphs in its Amended Annual Report to reconcile the disclosures made in Note 14 to the financial statements and provide the appropriate disclosure regarding the related companies.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 9, 2007

Note 1, Summary of Significant Accounting Policies and Organization

(Q) Recent Accounting Pronouncements, page F-9

Staff Comment 10.       Please confirm to us, if true, that the impact of adopting SAB 108 was not material. Otherwise, please disclose the impact of adopting this SAB. See Question 3 of SAB 108.

Response:

The Company has amended the referenced financial statement note in its Amended Annual Report to clarify that SAB 108 has no material impact.

Exhibit Index

Staff Comment 11.       You list exhibit 23.1 in the exhibit index. Since you did not file the exhibit, please remove the exhibit from the exhibit index.

Response:

The Company has amended the exhibit index in its Amended Annual Report to remove the reference to exhibit 23.1.

Supplemental Information

As supplemental information, we are submitting with the paper copies of this letter a copy of the Purchase Agreement referred to in our responses to Comment 3 above. The Company hereby requests confidential treatment of the contents of the Purchase Agreement pursuant to Securities and Exchange Commission Rule 83 (17 CFR 200.83) under the Freedom of Information Act. In addition, the Company requests that this supplemental information be returned to the Company after Staff review under Rule 12b-4 of the Securities Exchange Act of 1934.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 9, 2007

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua
Kang Yi Hua Chief Executive Officer

Enclosures
cc:	Scott C. Kline
Crone Rozynko LLP